UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **June 6, 2016**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On June 6, 2016, American Independence Corp. issued a press release announcing results of operations for the three months and twelve months ended December 31, 2015, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(d)

Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated June 6, 2016.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: June 6, 2016
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   CONTACT: Loan Nisser
485 MADISON AVENUE   646-509-2107
NEW YORK, NEW YORK 10022   www.americanindependencecorp.com
NASDAQ – AMIC

NEWS RELEASE

**AMERICAN INDEPENDENCE CORP. ANNOUNCES
2015 FOURTH-QUARTER AND ANNUAL RESULTS**

New York, New York, June 6, 2016. American Independence Corp. (NASDAQ: AMIC) today reported 2015 fourth-quarter and annual results. As a result of the delay in reporting these results, AMIC is currently working on its 2016 first-quarter results.

Financial Results

AMIC reported net income of $0.3 million ($.03 per diluted share) for the three months ended December 31, 2015 compared to $2.1 million ($.26 per diluted share) for the three months ended December 31, 2014. AMIC reported net income of $3.5 million ($.44 per diluted share) for the twelve months ended December 31, 2015 compared to $5.3 million ($.65 per diluted share) for the twelve months ended December 31, 2014. Income excluding taxes for the 2014 fourth quarter and year was positively impacted by an increase of $2.5 million in the deferred tax asset related to our federal net operating loss carryforward, with no corresponding amount in 2015.

Revenues increased to $47.4 million for the three months ended December 31, 2015 compared to revenues of $40.6 million for the three months ended December 31, 2014, primarily due to an increase in premiums, agency income and fee income. Revenues increased to $183.3 million for the twelve months ended December 31, 2015 compared to revenues of $164.9 million for the twelve months ended December 31, 2014, primarily due to an increase in premiums and fee income, offset by a decrease in agency income and realized gains.

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "Our financial condition and balance sheet remain strong. We have grown our book value to $12.85 per share at December 31, 2015 from $12.39 per share at December 31, 2014. As previously announced, AMIC completed the sale of IHC Risk Solutions LLC and the stop-loss business it produced on March 31, 2016 and realized an after tax gain of approximately $114 million. This gain will further increase our book value per share from the December 31, 2015 value. AMIC is now re-positioning itself as a specialty health and pet insurance underwriter and sales and marketing company, and will focus on the growth of these lines of business in 2016 and beyond."

About American Independence Corp.

American Independence Corp. (AMIC) is a holding company principally engaged in health insurance and reinsurance. It provides specialized health coverage and related services to commercial customers and individuals. Through Independence American Insurance Company and its other subsidiaries, it offers non-subscriber occupational accident, pet insurance, short-term medical, vision, dental and various supplemental products. Through its subsidiaries IHC Specialty Benefits, Inc. (including through www.healthedeals.com and www.aspiraAmas.com), IPA Direct, LLC and IPA Family, LLC, AMIC markets products underwritten by its affiliated companies and various products (including ACA plans and medical stop-loss) on behalf of unaffiliated carriers.

Forward-Looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission. AMIC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

American Independence Corp.
Consolidated Statements of Income
(In thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2015	2014	2015	2014
Premiums earned	$ 37,925	$ 33,551	$ 148,803	$ 133,606
Fee and agency income	8,520	6,437	30,963	27,918
Net investment income	551	557	2,247	2,202
Net realized investment gains	70	104	260	967
Other income (loss)	302	(37)	993	183
Revenues	47,368	40,612	183,266	164,876
Insurance benefits, claims and reserves	25,286	24,875	98,741	88,887
Selling, general and administrative expenses	20,477	16,049	76,410	69,752
Amortization and depreciation	477	412	1,605	1,692
Expenses	46,240	41,336	176,756	160,331
Income (loss) before income tax	1,128	(724)	6,510	4,545
Provision (benefit) for income taxes	658	(2,790)	2,695	(802)
Net income	470	2,066	3,815	5,347
Less: Net (income) loss attributable to the non-controlling interest	(191)	28	(286)	(97)
Net income attributable to American Independence Corp.	$ 279	$ 2,094	$ 3,529	$ 5,250
Basic income per common share:				
Net income attributable to American Independence Corp. common stockholders	$ .03	$ .26	$ .44	$ .65
Weighted-average shares outstanding	8,088	8,079	8,082	8,077
Diluted income per common share:				
Net income attributable to American Independence Corp. common stockholders	$ .03	$ .26	$ .44	$ .65
Weighted-average diluted shares outstanding	8,094	8,093	8,094	8,103

As of June 1, 2016, there were 8,118,551 common shares outstanding, net of treasury shares.

American Independence Corp.
Consolidated Balance Sheets
(In thousands, except per share data)

	December 31, 2015	December 31, 2014
ASSETS:		
Investments:		
Securities purchased under agreements to resell	$ 4,595	$ 3,143
Trading securities	-	1,138
Fixed maturities available-for-sale, at fair value	84,933	73,608
Equity securities available-for-sale, at fair value	2,594	1,013
Total investments	92,122	78,902
Cash and cash equivalents	5,765	4,569
Restricted cash	21,735	18,881
Accrued investment income	733	652
Premiums receivable	16,654	13,257
Net deferred tax asset	16,215	19,977
Due from reinsurers	4,950	5,532
Goodwill	5,703	-
Intangible assets	14,113	9,915
Accrued fee income	5,307	4,469
Due from securities brokers	1,051	293
Other assets	12,626	17,247
TOTAL ASSETS	$ 196,974	$ 173,694
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Policy benefits and claims	$ 43,764	$ 33,616
Premium and claim funds payable	21,735	18,881
Commission payable	6,302	4,672
Accounts payable, accruals and other liabilities	14,686	11,283
Debt	3,189	-
Due to securities brokers	-	58
Due to reinsurers	100	2,334
Total liabilities	89,776	70,844
STOCKHOLDERS' EQUITY:		
American Independence Corp. stockholders' equity:		
Preferred stock, $0.10 par value, 1,000 shares designated; no shares issued and outstanding	-	-
Common stock, $0.01 par value, 15,000,000 shares authorized; 9,181,793 shares issued, respectively; 8,088,105 and 8,079,215 shares outstanding, respectively	92	92
Additional paid-in capital	88,637	88,256
Accumulated other comprehensive loss	(197)	(154)
Treasury stock, at cost, 1,093,688 and 1,102,578 shares, respectively	(10,161)	(10,243)
Retained earnings	25,549	22,139
Total American Independence Corp. stockholders' equity	103,920	100,090
Non-controlling interest in subsidiaries	3,278	2,760
Total equity	107,198	102,850
TOTAL LIABILITIES AND EQUITY	$ 196,974	$ 173,694